

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 8, 2018

Via E-mail
Mr. Douglas G. Baker
Chief Financial Officer
Panamera Healthcare Corporation
4180 Orchard Hill Drive
Edmond, OK 73025

> **Re: Panamera Healthcare Corporation**
> **Form 10-K for the fiscal year ended July 31, 2017**
> **Filed October 30, 2017**
> **Form 10-Q for the interim period ended October 31, 2017**
> **Filed December 15, 2017**
> **Form 10-Q/A for the interim period ended October 31, 2017**
> **Filed February 5, 2018**
> **File No. 000-55569**

Dear Mr. Baker:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Mark A. Rakip

                        Mark Rakip
                        Staff Accountant
                        Office of Real Estate &
                         Commodities